

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 18, 2018

Brendan Kennedy
President and Chief Executive Officer
Tilray, Inc.
1920 Eastlake Avenue E.
Seattle, WA 98102

> **Re: Tilray, Inc.**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted May 2, 2018**
> **CIK No. 0001731348**

Dear Mr. Kennedy:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No.1 to Draft Registration Statement on Form S-1 submitted May 2, 2018

Risk Factors
Risks Related to our Potential Adult-Use Cannabis Business and the Proposed Adult-Use Cannabis Industry in Canada
The Cannabis Act may not be implemented, or may be implemented in a way that is significantly different from our current expectations....., page 19

1.   We note your response to comment 10. Please revise the risk factor caption to clearly state that cannabis use may have serious adverse effects in addition to stating that you may be subject to product liability claims or regulatory actions.

2.   We note your response to comment 12. Please clearly address the potential consequences to your business if the marketing restrictions include a complete ban on marketing or the introduction of plain paper. Additionally, revise your discussion of your brands and products on page 4 in the Summary section to clarify you expect legalization will be accompanied by marketing restrictions and health warnings. Clarify that strict marketing regulations may make developing your adult-use brands more difficult.

Risks Related to the Offering and Ownership of Our Class 2 Common Stock
Holders of Class 2 common stock will have limited voting rights as compared to holders of Class 1 common stock...., page 39

3.   Please expand your risk factor to discuss the risk that concentration of ownership of your Class 1 common stock may prevent or delay a change of control of the Company that shareholders may view as beneficial, as well as the risk that future issuances of Class 1 common stock may be dilutive to Class 2 shareholders.

Use of Proceeds, page 46

4.   We note your response to comment 21, which we reissue. Item 504 of Regulation S-K requires disclosure of the approximate amount intended to be used for each specified use of proceeds. Please quantify the amounts you expect to spend building and expanding your cultivation facilities and expanding your sales and marketing capabilities.

Business
Our Opportunity, page 72

5.   Please tell us why you believe your business has the potential to create disruption in each of the industries and participants you cite. For example, what is the basis for your belief that people will use cannabis in lieu of drinking soft drinks or eating? Additionally, it is inappropriate to state or imply that cannabis products are a functional substitute for medication outside of circumscribed medicinal use. We may have further comment.

Our Strengths, page 73

6.   We note your response to comment 27. Please revise your discussion of your supply and distribution agreements to include the status of the documentation for these agreements, whether you have supplied any products under the agreements and quantify any related revenues.

Adult Use Brands, page 77

7.   We note that Marley Natural and Irisa are aimed at health and wellness consumers. It is inappropriate to imply that these products are healthy. Please delete these statements.

Our Commitment to Research and Innovation
Patents and proprietary programs, page 81

8.   We note your response to comments 33 and 34, which we reissue in part. Please expand your disclosure to include the dates the referenced patents expire as well as your royalty obligations.

        You may contact Franklin Wyman at (202) 551-3660 or Sharon Blume at (202) 551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact Christine Westbrook at (202) 551-5019 or Suzanne Hayes at (202) 551-3675 with any other questions.

                                                            Division of Corporation Finance
                                                            Office of Healthcare & Insurance

cc: Alan Hambelton, Esq.